Exhibit 99.2

HALF-YEAR FINANCIAL REPORT

2014

CONTENTS

HALF-YEAR MANAGEMENT REPORT

A/ SIGNIFICANT EVENTS OF THE FIRST HALF OF 2014	2

B/ EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2014)	7

C/ CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2014	8

D/ RISK FACTORS AND RELATED PARTY TRANSACTIONS	31

E/ OUTLOOK	31

F/ APPENDIX — DEFINITION OF FINANCIAL INDICATORS	33

G/ APPENDIX — RESEARCH & DEVELOPMENT PIPELINE	35

A/ Significant events of the first half of 2014

A.1. PHARMACEUTICALS

A.1.1. Acquisitions and alliances

Developments in acquisitions and alliances during the first half of 2014 were as follows:

•             In January 2014, Sanofi and Regeneron Pharmaceuticals, Inc. (Regeneron) amended the Investor Agreement that has existed between the two companies since 2007. Under the terms of the amended agreement, Sanofi retains the right to acquire up to 30% of Regeneron’s capital stock (consisting of the outstanding shares of common stock and the shares of Class A stock). Having passed the threshold of 20% ownership of the capital stock, Sanofi exercised its right under the amended agreement to designate an independent director, who has been appointed to the Board of Directors of Regeneron. The interest held by Sanofi in Regeneron has been consolidated by the equity method since the start of April 2014 (see Note B.1. to the condensed half-year consolidated financial statements).

•             In January 2014, Sanofi announced that Genzyme and Alnylam Pharmaceuticals, Inc. (Alnylam) had extended their collaboration, initiated in 2012, to develop and commercialize treatments for rare genetic diseases. Under the terms of this strategic agreement, Genzyme obtained significant rights to Alnylam’s development pipeline, while Alnylam retains the rights over the majority of its products in North America and Western Europe. Genzyme also has options to co-commercialize some products with Alnylam. In addition, Genzyme became a major shareholder in Alnylam with an equity interest of approximately 12% representing an investment of approximately $700 million. Starting January 1, 2015, Alnylam will also receive R&D funding for programs where Genzyme has elected to opt in for development or commercialization, and may also receive milestone payments and royalties.

•             In March 2014, Sanofi and UCB announced that they had entered into a scientific and strategic collaboration for the discovery and development of innovative anti-inflammatory small molecules, which have the potential to treat a wide range of immune-mediated diseases in areas such as gastroenterology and arthritis. Under the terms of the agreement, Sanofi and UCB will share costs and profits on a 50/50 basis. UCB received an upfront payment and may also receive preclinical and clinical milestone payments, with the total amount to be received potentially exceeding €100 million.

•             In May 2014, Sanofi and Eli Lilly and Company (Eli Lilly) announced an agreement to pursue regulatory approval for non-prescription Cialis® (tadalafil). Cialis® is currently available by prescription only worldwide for the treatment of men with erectile dysfunction. Under the terms of the agreement, Sanofi acquired exclusive rights to seek approval for Cialis® as an over-the-counter (OTC) product in the United States, Europe, Canada and Australia. Sanofi also holds exclusive rights to market Cialis® OTC once the company has obtained all the necessary regulatory approvals. If approval is obtained, Sanofi intends to make Cialis® available without prescription once certain patents have expired.

•             In June 2014, Sanofi and Medtronic, Inc. (Medtronic) announced that they had signed a memorandum of understanding to enter into a global strategic alliance in diabetes, aimed at improving patient experience and outcomes for people with diabetes around the world. The alliance, implementation of which is subject to the signature of a definitive agreement, will initially focus on two key priorities: firstly development of drug-device combinations, and secondly delivery of care management services to improve adherence, simplify insulin treatment, and help people with diabetes better manage their condition. Implementation of the alliance is subject to the negotiation and execution of a definitive agreement between both companies.

A.1.2. Filings for marketing authorization for new products

•             In March 2014, SAR650984, an anti-CD38 monoclonal antibody, was granted orphan drug status by the European Medicines Agency (EMA) for the treatment of myeloma.

•             In May 2014, Sanofi and its subsidiary Genzyme announced that the United States Food and Drug Administration (FDA) had accepted for review the resubmission of the supplemental Biologics License Application (sBLA) seeking approval of LemtradaTM (1) (alemtuzumab) for the treatment of relapsing forms of multiple sclerosis (MS). A six-month review period has been assigned for the sBLA, and Genzyme expects the FDA’s decision in the fourth quarter of 2014. The resubmission was filed at the start of May 2014 following constructive discussions with the FDA; it is based on data from the same clinical studies included in the original sBLA, but provides supplemental analyses and additional information to specifically address issues previously noted by the FDA in its Complete Response Letter of December 27, 2013. Genzyme had previously indicated its intention to appeal against that Complete Response Letter, but no longer intends to do so following the resubmission.

•             In June 2014, the EMA accepted for review the new drug application in the European Union for Toujeo® (insulin glargine [rDNA origin] injection, 300 U/ml), the clinical trial results for which are described in A.1.3. below. In early July 2014, the FDA accepted for review a new drug application in the United States for Toujeo®.

The following recommendation was obtained from regulatory authorities during the first half of 2014:

•             In April 2014, the EMA’s Committee for Orphan Medicinal Products adopted a positive opinion recommending ALM-TTRsc/SAR438714, a product currently in Phase II for the treatment of familial amyloid cardiomyopathy, for orphan drug status.

A.1.3. Research and Development

For an update on our research and development (R&D) pipeline, refer to the appendix presented in Section G of this half-year management report.

The principal clinical trial results announced during the first half of 2014 were as follows:

•                  In March 2014, Sanofi and Regeneron presented results from ODYSSEY MONO, a Phase III clinical study of alirocumab, an investigational monoclonal antibody targeting PCSK9 (proprotein convertase subtilisin/kexin type 9), to the American College of Cardiology.

•                  In March 2014, Sanofi and Regeneron presented positive data from a Phase IIa study of dupilumab, a human monoclonal antibody for the treatment of atopic dermatitis (eczema), to the American Academy of Allergy, Asthma and Immunology.

•                  In April 2014, Sanofi and its subsidiary Genzyme announced new magnetic resonance imaging (MRI) data from the LemtradaTM(1) (alemtuzumab) clinical development program. In LemtradaTM patients from two Phase III clinical trials (treatment-naïve patients, and patients with active disease on another therapy), the effects observed after two years across all key MRI measures of disease activity were maintained during the first year of the extension study (in particular, the rate of brain atrophy continued to slow and the number of new multiple sclerosis lesions continued to reduce).

(1) LemtradaTM is a registered trademark of Genzyme Corporation, a Sanofi Group company.

•             In June 2014, Sanofi and Regeneron presented positive data from the SARIL-RA-MOBILITY Phase III clinical study of sarilumab, an investigational drug for the treatment of rheumatoid arthritis.

•             In June 2014, Sanofi announced positive Phase III results for the investigational drug Toujeo® (insulin glargine [rDNA origin] injection, 300 U/ml). The results of this pooled analysis, covering three different populations of Type 2 diabetes patients, showed significantly fewer low blood sugar events (hypoglycemia) at any time of day, including night-time events, compared with Lantus® (insulin glargine [rDNA origin] injection, 100 U/ml).

During the first half of 2014, the following decisions were taken in respect of development projects:

•             Development of SAR339658, an anti-VLA 2 monoclonal antibody, was discontinued in ulcerative colitis. Sanofi will now evaluate this product in multiple sclerosis by initiating a Phase II clinical study.

•             Development of SAR3419 in acute lymphoblastic leukemia was discontinued.

•             Sanofi decided not to exercise its license option for RetinoStat®.

•             Sanofi returned to Merrimack Pharmaceuticals the rights for the MM-121 monoclonal antibody.

•             Sanofi decided not to pursue the development of SAR100842 in systemic sclerosis.

A.2. HUMAN VACCINES (Vaccines)

•             In February 2014 UNICEF, which procures vaccines to meet global needs, announced a decision to purchase significant quantities of inactivated polio vaccine (IPV) from Sanofi Pasteur and make it available according to individual countries’ needs and vaccination plans, at prices determined using a price support mechanism based on financial contributions from Sanofi Pasteur and the Bill & Melinda Gates Foundation. To achieve the goal of polio eradication by 2018, the World Health Organization (WHO) recommends that by end 2015, all children routinely receive at least one dose of IPV in over 120 countries that only use Oral Polio Vaccine (OPV).

•             In March 2014, Sanofi Pasteur signed a long-term strategic co-operation agreement with the South Korean company SK Chemical Co. (SK Chemical) for the research, development, production and commercialization of a pneumococcal conjugate vaccine (PCV). Under the terms of the agreement, SK Chemical received an upfront payment of $23 million. The two companies will jointly invest in the development of a PCV. If the project is a success, SK Chemical will produce the new vaccine and Sanofi Pasteur will launch the product worldwide, with profits shared (other than in Korea, where SK Chemical will have exclusive marketing rights).

•              In April 2014, Sanofi Pasteur announced that the first of two pivotal Phase III efficacy studies of its dengue vaccine candidate, conducted in Asia, had achieved its primary clinical endpoint. The study demonstrated a significant reduction of 56% in dengue cases. Initial safety data are consistent with the good safety profile observed in previous studies.

•             In May 2014, Sanofi Pasteur’s pentavalent pediatric vaccine Shan5™, developed and produced by the company’s subsidiary Shantha Biotechnics in Hyderabad (India), had received pre-qualification status from the World Health Organization (WHO). This status entitles Shan5™ to bid for tenders from United Nations agencies, principally UNICEF. The vaccine was granted marketing approval in India in March 2014.

•             Sanofi Pasteur and KaloBios entered into a negotiated agreement terminating their license and collaboration agreement for the development of KB001-A (a monoclonal antibody targeting Pseudomonas aeruginosa). As a result of the transaction, KaloBios regained full global rights to the product in all indications.

A.3. ANIMAL HEALTH

•             On February 11, 2014, the European Commission approved NexGardTM (afoxolaner), an oral treatment for flea and tick infestations in dogs. NexGardTM is also indicated as a treatment for flea allergy dermatitis.

A.4. OTHER SIGNIFICANT EVENTS OF THE FIRST HALF OF 2014

A.4.1. Legal and arbitral proceedings

For a description of the most significant developments in legal and arbitral proceedings since publication of the financial statements for the year ended December 31, 2013, refer to Note B.14. to the condensed half-year consolidated financial statements.

The following events have occurred in respect of litigation, arbitration and other legal proceedings in which Sanofi and its affiliates are involved:

Patents

•             Lantus® and Lantus® SoloStar® patent litigation

On January 30, 2014, following the filing by Eli Lilly of an NDA (505(b)(2) New Drug Application) with the FDA for an insulin glargine drug product, Sanofi filed a patent infringement suit against Eli Lilly in the United States District Court for the District of Delaware, where Sanofi alleged infringement of four patents covering Lantus® and Lantus® SoloStar® products. This suit resulted in a stay during which the FDA cannot approve Eli Lilly’s NDA. The stay is expected to expire the earlier of (i) a court decision in favor of Eli Lilly or (ii) June 2016.

On July 7, 2014 Sanofi filed a new patent infringement suit against Eli Lilly in the United States District Court for the District of Delaware, following its filing of a second NDA (505 (b)(2) New Drug Application) with the FDA. This NDA is directed to a 3 ml cartridge of insulin glargine. Sanofi alleges infringement of seven patents covering Lantus® and Lantus® SoloStar®. This suit resulted in a stay during which the FDA cannot approve Eli Lilly’s NDA. The stay is expected to expire the earlier of (i) a court decision in favor of Eli Lilly or (ii) November 2016.

In July 2014, Eli Lilly started a parallel litigation in Europe by filing an invalidation action on two medical device patents in the United Kingdom.

•             Apotex settlement claim

In June 2014, the arbitration panel decided in favor of Sanofi and BMS, rejecting Apotex’s breach of the March 2006 contract claim against Sanofi and BMS in connection with the first attempted settlement of the Plavix® patent litigation. As a consequence, the underlying New Jersey court case was dismissed with prejudice. The case is closed.

A.4.2. Annual General Meeting

•             On May 5, 2014, the Annual General Meeting of Sanofi shareholders was held in Paris, France. All of the resolutions were adopted, including the distribution of a cash dividend of €2.80 per share payable from May 15, 2014. The meeting also approved the appointment of Patrick Kron as an independent Director and the reappointment of Christopher Viehbacher, Robert Castaigne and Christian Mulliez as Directors, to serve for a four-year term of office (i.e. until the Annual General Meeting held to approve the financial statements for the year ended December 31, 2017).

B/ Events subsequent to the balance sheet date (June 30, 2014)

•             On July 30, 2014, Sanofi and Regeneron announced that nine new Phase III ODYSSEY trials of alirocumab (an investigational anti-PCSK9 inhibitor) in people with hypercholesterolemia had met their primary efficacy endpoint of a greater percent reduction from baseline in low-density lipoprotein cholesterol (LDL-C) at 24 weeks compared to placebo or active comparator.

•             On July 31, 2014, Sanofi disclosed its intent to purchase, directly or through its subsidiaries, additional shares of Regeneron Common Stock to progressively increase its beneficial ownership in 2014 and 2015 up to the maximum allowed under the Amended Investor Agreement entered into in January 2014 (30% of Shares of Then Outstanding Common Stock, as defined therein). Sanofi made no commitment in terms of the timing of such transactions, which will depend on market conditions including the price and availability of shares of Common Stock, and on such other factors considered relevant to Sanofi.

C/ Consolidated financial statements for the first half of 2014

For definitions of financial indicators, refer to the appendix provided in Section F of this report. Unless otherwise indicated, all financial data in this report are presented in accordance with international financial reporting standards (IFRS), including international accounting standards and interpretations (see Note A. to the condensed half-year consolidated financial statements).

C.1. CONSOLIDATED RESULTS OF OPERATIONS

Consolidated income statements for the six months to June 30, 2013 and 2014

(€ million)	June 30, 2014 (6 months)	as % of net sales	June 30, 2013(1) (6 months)	as % of net sales
Net sales	15,917	100.0%	16,062	100.0%
Other revenues	154	1.0%	181	1.1%
Cost of sales	(5,124)	(32.2)%	(5,221)	(32.5)%
Gross profit	10,947	68.8%	11,022	68.6%
Research & development expenses	(2,327)	(14.6)%	(2,342)	(14.6)%
Selling & general expenses	(4,333)	(27.2)%	(4,446)	(27.7)%
Other operating income	116		347
Other operating expenses	(87)		(177)
Amortization of intangible assets	(1,301)		(1,543)
Impairment of intangible assets	(74)		(440)
Fair value remeasurement of contingent consideration liabilities	(132)		(117)
Restructuring costs	(135)		(159)
Other gains and losses, and litigation	—		—
Operating income	2,674	16.8%	2,145	13.4%
Financial expenses	(292)		(311)
Financial income	157		34
Income before tax and associates and joint ventures	2,539	16.0%	1,868	11.6%
Income tax expense	(624)		(351)
Share of profit / (loss) of associates and joint ventures	7		4
Net income	1,922	12.1%	1,521	9.5%
Attributable to non-controlling interests	61		84
Net income attributable to equity holders of Sanofi	1,861	11.7%	1,437	8.9%
Average number of shares outstanding (million)	1,317.2		1,323.9
Average number of shares outstanding after dilution (million)	1,333.8		1,340.5
Basic earnings per share (in euros)	1.41		1.09
Diluted earnings per share (in euros)	1.40		1.07

(1)    Includes the impact of first-time application of IFRIC 21.

C.2. SEGMENT INFORMATION

Operating segments

In accordance with IFRS 8 “Operating Segments”, the segment information reported by Sanofi is prepared on the basis of internal management data provided to the Chief Executive Officer, who is the Group’s chief operating decision maker. The performance of these segments is monitored individually using internal reports and common indicators. The operating segment disclosures required under IFRS 8 are provided in Note B.18. to the condensed half-year consolidated financial statements.

We have defined our operating segments as “Pharmaceuticals”, “Human Vaccines” (Vaccines) and “Animal Health”. Our other identified segments are categorized as “Other”.

Segment results

We report segment results on the basis of “Business Operating Income”. This indicator, adopted in compliance with IFRS 8, is used internally to measure operational performance and to allocate resources. “Business Operating Income” is derived from Operating income, adjusted as follows:

•             the amounts reported in the line items Restructuring costs, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•             amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•             the share of profits/losses of associates and joint ventures is added;

•             the share attributable to non-controlling interests is deducted;

•             other acquisition-related effects (primarily, the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated; and

•             restructuring costs relating to associates and joint ventures are eliminated.

The following table (in accordance with IFRS 8) reconciles our “Business Operating Income” to our Income before tax and associates and joint ventures:

(€ million)	June 30, 2014 (6 months)	June 30, 2013(1) (6 months)	December 31, 2013(1) (12 months)
Business operating income	4,290	4,345	9,323
Share of profit/(loss) of associates and joint ventures(2)	(39)	(21)	(85)
Net income attributable to non-controlling interests(3)	65	86	162
Amortization of intangible assets	(1,301)	(1,543)	(2,914)
Impairment of intangible assets	(74)	(440)	(1,387)
Fair value remeasurement of contingent consideration liabilities	(132)	(117)	314
Expenses arising from the impact of acquisitions on inventories(4)	—	(6)	(8)
Restructuring costs	(135)	(159)	(300)
Operating income	2,674	2,145	5,105
Financial expenses	(292)	(311)	(612)
Financial income	157	34	109
Income before tax and associates and joint ventures	2,539	1,868	4,602

(1)    Includes the impact of first-time application of IFRIC 21.

(2)    Excluding restructuring costs of associates and joint ventures and expenses arising from the impact of acquisitions on associates and joint ventures.

(3)    Excluding the portion attributable to non-controlling interests of the adjustments shown in the table above.

(4)    This line comprises the workdown of inventories remeasured at fair value at the acquisition date.

Business net income

We believe that investors’ understanding of our operational performance is enhanced by reporting “business net income(1)”. This non-GAAP financial measure represents the aggregate business operating income of all of our operating segments, less net financial expenses and the relevant income tax effects.

Business net income for the first half of 2014 totaled €3,084 million (up 0.2% on the 2013 first-half figure of €3,077 million), and represented 19.4% of net sales (versus 19.2% for the first half of 2013).

We also report “business earnings per share”, a specific non-GAAP financial measure which we define as business net income divided by the weighted average number of shares outstanding.

Business earnings per share for the first half of 2014 was €2.34, an increase of 0.9% relative to the 2013 first-half figure of €2.32, based on a weighted average number of shares outstanding of 1,317.2 million for the first half of 2014 and 1,323.9 million for the first half of 2013.

The following table reconciles our business net income to Net income attributable to equity holders of Sanofi:

(€ million)		June 30, 2014 (6 months)	June 30, 2013(1) (6 months)	December 31, 2013(1) (12 months)
Business net income		3,084	3,077	6,686
(i)	Amortization of intangible assets	(1,301)	(1,543)	(2,914)
(ii)	Impairment of intangible assets	(74)	(440)	(1,387)
(iii)	Fair value remeasurement of contingent consideration liabilities	(132)	(117)	314
(iv)	Expenses arising from the impact of acquisitions on inventories(2)	—	(6)	(8)
(v)	Restructuring costs	(135)	(159)	(300)
(vi)	Other gains and losses, and litigation	35	—	—
(vii)	Tax effects on the items listed above, comprising :	522	749	1,480
	- amortization of intangible assets	451	490	939
	- impairment of intangible assets	26	180	527
	- fair value remeasurement of contingent consideration liabilities	14	20	(85)
	- expenses arising from the impact of acquisitions on inventories	—	2	2
	- restructuring costs	44	57	97
	- other gains and losses, and litigation	(13)	—	—
(iv) / (viii)	Other tax items(3)	(110)	(109)	(109)
(ix)	Share of items listed above attributable to non-controlling interests	4	2	4
(iv) / (v)	Restructuring costs and expenses arising from the impact of acquisitions on associates and joint ventures(4)	(32)	(17)	(50)
Net income attributable to equity holders of Sanofi		1,861	1,437	3,716

(1)    Includes the impact of first-time application of IFRIC 21.

(2)    This line comprises the workdown of inventories remeasured at fair value at the acquisition date.

(3)    This line corresponds to the tax on dividends distributed to Sanofi shareholders.

(4)    This line shows the portion of major restructuring costs incurred by associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill).

(1)    Refer to the appendix in section F for a definition.

The following tables present our segment results for the first half of 2014, the first half of 2013 and the year ended December 31, 2013.

First half of 2014

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,517	1,346	1,054	—	15,917
Other revenues	126	14	14	—	154
Cost of sales	(4,046)	(700)	(378)	—	(5,124)
Research and development expenses	(2,025)	(230)	(72)	—	(2,327)
Selling and general expenses	(3,721)	(271)	(341)	—	(4,333)
Other operating income and expenses	19	1	17	(8)	29
Share of profit/(loss) of associates and joint ventures	33	6	—	—	39
Net income attributable to non-controlling interests	(65)	—	—	—	(65)
Business operating income	3,838	166	294	(8)	4,290
Financial income and expenses					(170)
Tax expenses					(1,036)
Business net income					3,084

First half of 2013(1)

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,522	1,457	1,083	—	16,062
Other revenues	155	12	14	—	181
Cost of sales	(4,174)	(695)	(346)	—	(5,215)
Research and development expenses	(2,008)	(249)	(85)	—	(2,342)
Selling and general expenses	(3,801)	(301)	(344)	—	(4,446)
Other operating income and expenses	130	7	(1)	34	170
Share of profit/(loss) of associates and joint ventures	27	(4)	(2)	—	21
Net income attributable to non-controlling interests	(86)	—	—	—	(86)
Business operating income	3,765	227	319	34	4,345
Financial income and expenses					(277)
Tax expenses					(991)
Business net income					3,077

(1)    Includes the impact of first-time application of IFRIC 21.

Year ended December 31, 2013(1)

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	27,250	3,716	1,985	—	32,951
Other revenues	295	30	30	—	355
Cost of sales	(8,518)	(1,776)	(689)	—	(10,983)
Research and development expenses	(4,087)	(518)	(165)	—	(4,770)
Selling and general expenses	(7,362)	(588)	(653)	—	(8,603)
Other operating income and expenses	422	3	(1)	26	450
Share of profit/(loss) of associates and joint ventures	48	41	(4)	—	85
Net income attributable to non-controlling interests	(162)	1	(1)	—	(162)
Business operating income	7,886	909	502	26	9,323
Financial income and expenses					(503)
Tax expenses					(2,134)
Business net income					6,686

(1)    Includes the impact of first-time application of IFRIC 21.

The tables below provide an analysis of operating results for the Pharmaceuticals, Vaccines and Animal Health segments:

Pharmaceuticals segment first-half business operating income, 2014 and 2013

(€ million)	June 30, 2014	as % of net sales	June 30, 2013(1)	as % of net sales	Year-on-year change
Net sales	13,517	100.0%	13,522	100.0%	0.0%
Other revenues	126	0.9%	155	1.2%	-18.7%
Cost of sales	(4,046)	(29.9)%	(4,174)	(30.9)%	-3.1%
Gross profit	9,597	71.0%	9,503	70.3%	+1.0%
Research and development expenses	(2,025)	(15.0)%	(2,008)	(14.8)%	+0.8%
Selling and general expenses	(3,721)	(27.5)%	(3,801)	(28.1)%	-2.1%
Other operating income and expenses	19		130
Share of profit/(loss) of associates and joint ventures	33		27
Net income attributable to non-controlling interests	(65)		(86)
Business operating income	3,838	28.4%	3,765	27.8%	+1.9%

(1)    Includes the impact of first-time application of IFRIC 21.

Vaccines segment first-half business operating income, 2014 and 2013

(€ million)	June 30, 2014	as % of net sales	June 30, 2013(1)	as % of net sales	Year-on-year change
Net sales	1,346	100.0%	1,457	100.0%	-7.6%
Other revenues	14	1.0%	12	0.8%	+16.7%
Cost of sales	(700)	(52.0)%	(695)	(47.7)%	+0.7%
Gross profit	660	49.0%	774	53.1%	-14.7%
Research and development expenses	(230)	(17.1)%	(249)	(17.1)%	-7.6%
Selling and general expenses	(271)	(20.1)%	(301)	(20.7)%	-10.0%
Other operating income and expenses	1		7
Share of profit/(loss) of associates and joint ventures	6		(4)
Net income attributable to non-controlling interests	—		—
Business operating income	166	12.3%	227	15.6%	-26.9%

(1)    Includes the impact of first-time application of IFRIC 21.

Animal Health segment first-half business operating income, 2014 and 2013

(€ million)	June 30, 2014	as % of net sales	June 30, 2013(1)	as % of net sales	Year-on-year change
Net sales	1,054	100.0%	1,083	100.0%	-2.7%
Other revenues	14	1.3%	14	1.3%	0.0%
Cost of sales	(378)	(35.8)%	(346)	(32.0)%	+9.2%
Gross profit	690	65.5%	751	69.3%	-8.1%
Research and development expenses	(72)	(6.8)%	(85)	(7.8)%	-15.3%
Selling and general expenses	(341)	(32.4)%	(344)	(31.8)%	-0.9%
Other operating income and expenses	17		(1)
Share of profit/(loss) of associates and joint ventures	—		(2)
Net income attributable to non-controlling interests	—		—
Business operating income	294	27.9%	319	29.5%	-7.8%

(1)    Includes the impact of first-time application of IFRIC 21.

C.3. ANALYSIS OF CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2014

C.3.1. Net sales

Consolidated net sales for the first half of 2014 were €15,917 million, 0.9% lower than in the first half of 2013. Exchange rate movements had an unfavorable effect of 5.8 points, mainly due to the appreciation of the euro against other currencies (particularly the U.S. dollar). At constant exchange rates(1), net sales rose by 4.9%.

Reconciliation of 2014 first-half reported net sales to net sales at constant exchange rates(1)

(€ million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	Change
Reported net sales	15,917	16,062	-0.9%
Effect of exchange rates	940
Net sales at constant exchange rates	16,857	16,062	+4.9%

C.3.1.1. Net sales by business segment

Sanofi’s net sales comprise the net sales of the Pharmaceuticals, Human Vaccines (Vaccines) and Animal Health businesses.

(€ million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	Change on a reported basis	Change at constant exchange rates
Pharmaceuticals	13,517	13,522	0.0%	+5.9%
Vaccines	1,346	1,457	-7.6%	-2.2%
Animal Health	1,054	1,083	-2.7%	+2.2%
Total	15,917	16,062	-0.9%	+4.9%

Pharmaceuticals segment

Net sales of the Pharmaceuticals segment for the first half of 2014 were €13,517 million, stable on a reported basis and up 5.9% at constant exchange rates. The stability in net sales reflects the negative effect of exchange rates (€808 million) on the one hand, and the following impacts at constant exchange rates on the other hand:

•             the positive performance of our growth platforms (€1,289 million), mainly our Diabetes, Genzyme and Consumer Health Care businesses;

•             a recovery in sales at our Generics business in Brazil (€237 million), where 2013 first-half sales were affected by temporary difficulties in distribution channels;

•             negative impacts totaling €723 million, including the residual effects of generic competition (mainly on sales of Aprovel® and Allegra®).

(1)    Refer to the appendix in section F for a definition.

(€ million)	Indications	June 30, 2014 (6 months)	June 30, 2013 (6 months)	Change on a reported basis	Change at constant exchange rates
Lantus®	Diabetes	3,005	2,747	+9.4%	+14.9%
Apidra®	Diabetes	152	134	+13.4%	+19.4%
Amaryl®	Diabetes	182	193	-5.7%	+2.1%
Insuman®	Diabetes	65	65	0.0%	+4.6%
Blood glucose meters	Diabetes	32	23	+39.1%	+39.1%
Lyxumia®	Diabetes	11	1	—	—
Other products	Diabetes	3	—	—	—
Total: Diabetes		3,450	3,163	+9.1%	+14.7%
Taxotere®	Breast, lung, prostate, stomach, and head & neck cancer	136	222	-38.7%	-32.9%
Jevtana®	Prostate cancer	132	106	+24.5%	+28.3%
Eloxatin®	Colorectal cancer	93	119	-21.8%	-15.1%
Thymoglobulin®	Organ rejection	106	96	+10.4%	+15.6%
Mozobil®	Hematologic malignancies	51	51	0.0%	+2.0%
Zaltrap®	Colorectal cancer	31	25	+24.0%	+28.0%
Other products		131	125	+4.8%	+8.7%
Total: Oncology		680	744	-8.6%	-3.6%
Cerezyme®	Gaucher disease	343	342	+0.3%	+7.9%
Myozyme® / Lumizyme®	Pompe disease	254	242	+5.0%	+9.1%
Fabrazyme®	Fabry disease	221	183	+20.8%	+28.4%
Aldurazyme®	Mucopolysaccharidosis	86	78	+10.3%	+16.7%
Other products		119	120	-0.8%	+3.3%
Sub-total: Rare diseases		1,023	965	+6.0%	+12.2%
Aubagio®	Multiple sclerosis	175	53	+230.2%	+245.3%
LemtradaTM	Multiple sclerosis	11	—	—	—
Sub-total: Multiple sclerosis		186	53	+250.9%	+266.0%
Total: Genzyme		1,209	1,018	+18.8%	+25.4%
Plavix®	Atherothrombosis	912	943	-3.3%	+4.3%
Lovenox®	Thrombosis	837	864	-3.1%	+0.9%
Aprovel® / CoAprovel®	Hypertension	372	479	-22.3%	-19.2%
Renagel® / Renvela®	Hyperphosphatemia	309	346	-10.7%	-6.6%
Allegra®	Allergic rhinitis, urticaria	119	248	-52.0%	-46.4%
Stilnox® / Ambien® / Myslee®	Sleep disorders	151	193	-21.8%	-15.0%
Depakine®	Epilepsy	191	209	-8.6%	-3.3%
Synvisc® / Synvisc-One®	Arthritis	163	182	-10.4%	-6.0%
Tritace®	Hypertension	143	158	-9.5%	-5.7%
Multaq®	Atrial fibrillation	139	131	+6.1%	+9.9%
Lasix®	Edema, hypertension	81	83	-2.4%	+3.6%
Targocid®	Bacterial infections	75	88	-14.8%	-11.4%
Orudis®	Rheumatoid arthritis, osteoarthritis	83	73	+13.7%	+26.0%
Cordarone®	Arrhythmia	65	72	-9.7%	-1.4%
Xatral®	Benign prostatic hypertrophy	47	51	-7.8%	-3.9%
Actonel®	Osteoporosis, Paget’s disease	41	52	-21.2%	-13.5%
Auvi-QTM/AllerjectTM	Severe allergies, anaphylaxis	26	19	+36.8%	+42.1%
Other prescription products		1,836	2,143	-14.3%	-9.8%
Total: Other prescription products		5,590	6,334	-11.7%	-6.7%
Consumer Health Care		1,701	1,540	+10.5%	+19.4%
Generics		887	723	+22.7%	+32.0%
Total Pharmaceuticals		13,517	13,522	0.0%	+5.9%

Diabetes division

Net sales for the Diabetes division reached €3,450 million, up 14.7% at constant exchange rates.

Lantus® saw first-half net sales growth of 14.9% (at constant exchange rates) to €3,005 million on fine performances in the United States (+17.5% at constant exchange rates), where Lantus® SoloSTAR® accounted for 61% of first-half sales, and in Emerging Markets(1) (+17.0% at constant exchange rates), especially in Eastern Europe (+14.6% at constant exchange rates) and China (+37.7% at constant exchange rates). In Western Europe, growth was again more modest (+5.0% at constant exchange rates).

Net sales of Apidra® reached €152 million in the first half, up 19.4% at constant exchange rates on the back of the performance of the United States (+16.3% at constant exchange rates, at €55 million) and Emerging Markets (+30.0% at constant exchange rates, at €35 million).

Amaryl® posted an increase in net sales of 2.1% at constant exchange rates to €182 million, reflecting both a good performance in Emerging Markets (+11.6% at constant exchange rates, at €142 million) and competition from generics in Japan (-23.8% at constant exchange rates, at €28 million).

Blood glucose meters saw strong growth in net sales of 39.1% at constant exchange rates, to €32 million. Sales were mainly generated in Western Europe.

Lyxumia®, which is continuing to be rolled out worldwide during 2014, recorded first-half sales of €11 million. In Germany, distribution was suspended due to a disagreement on the reimbursement level set by the national health insurance agency.

Oncology business

The Oncology business generated net sales of €680 million, down 3.6% at constant exchange rates.

Net sales of Taxotere® fell by 32.9% at constant exchange rates, to €136 million, on competition from generics in Emerging Markets (-25.5% at constant exchange rates, at €75 million), in the United States (-83.3% at constant exchange rates, at €5 million) and in Western Europe (-42.9% at constant exchange rates, at €8 million).

Jevtana® reported net sales of €132 million for the first half of 2014, up 28.3% at constant exchange rates, reflecting recent launches in Western Europe where net sales increased by 46.9% at constant exchange rates to €72 million.

Eloxatin® posted a decrease in first-half net sales of 15.1% at constant exchange rates to €93 million, mainly due to competition from generics in the United States.

Net sales of Mozobil® were stable at €51 million (+2.0% at constant exchange rates).

Net sales of Zaltrap® (aflibercept, developed in collaboration with Regeneron) came to €31 million, an increase of 28.0% at constant exchange rates, on the back of recent launches in Western Europe (€16 million, versus €4 million in the first half of 2013) which offset lower sales in the United States (-30.0% at constant exchange rates, at €14 million).

Jevtana®, Zaltrap® and Mozobil®, along with Multaq® and Auvi-QTM/AllerjectTM(2) (included in “Other Pharmaceutical Products”, see below) constitute the “Other Innovative Products” growth platform, which in the first half of 2014 generated net sales of €379 million (up 17.8% at constant exchange rates).

(1)    World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(2)    Sanofi U.S. holds the Auvi-QTM/AllerjectTM marketing rights in North America under license from Intelliject, Inc.

Genzyme business

The Genzyme business generated first-half net sales of €1,209 million, up 25.4% at constant exchange rates, supported by strong growth in net sales of Aubagio® and Fabrazyme®.

Cerezyme® posted an increase in net sales of 7.9% at constant exchange rates to €343 million, driven by Emerging Markets (+14.5% at constant exchange rates, at €115 million) and the United States (+6.8% at constant exchange rates, at €90 million).

Net sales of Myozyme® / Lumizyme® increased by 9.1% at constant exchange rates to €254 million, reflecting a surge in Emerging Markets (+50.0% at constant exchange rates, at €46 million).

Fabrazyme® saw strong growth in net sales of 28.4% at constant exchange rates, to €221 million. Sales were up 14.4% at constant exchange rates in the United States (to €106 million) in line with a rise in the number of patients, 29.3% at constant exchange rates in Western Europe (to €53 million) where the product gained market share, and 70.8% at constant exchange rates in Emerging Markets (to €36 million).

In multiple sclerosis, Aubagio® reported net sales of €175 million in the first half of 2014, including €131 million in the United States (where the product was launched in October 2012) and €38 million in Western Europe (where launches in several countries began at the end of 2013). Sales of LemtradaTM were €11 million, of which Western Europe accounted for €10 million; the principal countries in which the product is available are Germany (since October 2013), the Nordic countries and Canada.

Other pharmaceutical products

Net sales of Plavix® were up 4.3% at constant exchange rates at €912 million. The main growth drivers were Japan (+13.2% at constant exchange rates, at €358 million) and Emerging Markets (+6.1% at constant exchange rates, at €426 million), in particular China (+11.2% at constant exchange rates, at €238 million). However, sales were hit by competition from generics in Western Europe (-13.4% at constant exchange rates, at €116 million). Plavix® is marketed by BMS in the United States and Puerto Rico under the terms of the alliance between Sanofi and BMS(1).

First-half net sales of Lovenox® were virtually unchanged in the first half of 2014 (+0.9% at constant exchange rates, at €837 million). Revenue erosion in the United States, where sales of the branded product slipped by 34.0% at constant exchange rates to €61 million in the face of competition from generics, were offset by good performances in Western Europe (+5.1% at constant exchange rates, at €451 million) and Emerging Markets (+6.9% at constant exchange rates, at €283 million). Sales of the generic version of Lovenox®, launched by Sanofi in 2012, are recorded by the Generics business (see below).

Aprovel®/CoAprovel® reported a fall in net sales of 19.2% at constant exchange rates to €372 million, mainly due to competition from generics in Western Europe, where sales fell by 45.1% to €106 million. In Emerging Markets, net sales were fairly stable at €201 million (+1.4% at constant exchange rates).

Net sales of Renagel® / Renvela® were down 6.6% at constant exchange rates at €309 million, due to a poor performance in the United States (-10.6% at constant exchange rates, at €202 million), reflecting the impact of an agreement with Impax that allows that company to sell a limited number of authorized generics of Renvela® from April 2014 onwards.

Allegra® saw a decline in prescription net sales of 46.4% at constant exchange rates to €119 million, affected by competition from generics in Japan (-32.2% at constant exchange rates, at €110 million) and the transfer of sales of the product in some Emerging Markets countries to the Consumer Health Care division. Net sales in Emerging Markets were stable on a constant structure basis and at constant exchange rates, and down 95% at constant exchange rates at €3 million. Over-the-counter (non-prescription) sales of Allegra® in the United States and Japan are also recorded by the Consumer Health Care business.

(1)    See Note C.1. to the consolidated financial statements for the year ended December 31, 2013, on page F-38 of the Annual Report on Form 20-F; this document is available on www.sanofi.com.

Net sales of Stilnox® / Ambien® / Myslee® slipped by 15.0% at constant exchange rates to €151 million, reflecting competition from generics of Myslee® in Japan (-26.0% at constant exchange rates, at €64 million).

Synvisc® / Synvisc-One® posted a fall in net sales of 6.0% at constant exchange rates to €163 million, reflecting lower sales in the United States (-9.0% at constant exchange rates, at €127 million).

Net sales of Multaq® rose by 9.9% at constant exchange rates to €139 million, on the back of the United States (+10.4% at constant exchange rates, at €112 million).

Auvi-QTM/AllerjectTM reported net sales of €26 million (+42.1% at constant exchange rates), of which €21 million was generated in the United States where the product was launched in January 2013.

Net sales for other prescription products are not discussed in this report.

Consumer Health Care

Net sales for the Consumer Health Care business rose by 19.4% at constant exchange rates in the first half of 2014 to €1,701 million.

Some products that in the first half of 2013 were recorded as prescription products (with combined net sales of €141 million) have been reclassified as Consumer Health Care products. After stripping out this change in structure, net sales for the Consumer Health Care business advanced by 9.3% at constant exchange rates in the first half of 2014, driven by growth in Emerging Markets (+13.4% at constant exchange rates) and the United States (+20.4% at constant exchange rates) where the non-prescription Nasacort® Allergy 24H nasal spray has been on sale since February 2014.

Net sales of Allegra® OTC rose by 29.9% at constant exchange rates, thanks mainly to Emerging Markets; on a constant structure basis and at constant exchange rates, net sales fell by 3.6%.

(€ million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	Change on a reported basis	Change at constant exchange rates
Allegra®	198	164	+20.7%	+29.9%
Doliprane®	158	151	+4.6%	+6.0%
Essentiale®	121	108	+12.0%	+26.9%
Enterogermina®	74	68	+8.8%	+16.2%
Nasacort®	68	1	—	—
No Spa®	53	54	-1.9%	+11.1%
Maalox®	50	48	+4.2%	+12.5%
Lactacyd®	57	51	+11.8%	+25.5%
Dorflex®	50	46	+8.7%	+28.3%
Other products	872	849	+2.7%	+10.8%
Total Consumer Health Care	1,701	1,540	+10.5%	+19.4%

Generics

The Generics business posted first-half net sales of €887 million, up 32.0% at constant exchange rates, with sales in Brazil recovering after a 2013 first-half comparative dented by temporary difficulties in distribution channels. Excluding Brazil, net sales of the Generics business were virtually unchanged year-on-year (-0.7% at constant exchange rates).

Emerging Markets recorded an increase in net sales of 84.7% at constant exchange rates (or 8.2% excluding Brazil), to €528 million. In the United States, net sales fell by 35.5% at constant exchange rates to €66 million, due to lower sales of the authorized generic versions of Lovenox® and Taxotere®.

2014 first-half Pharmaceuticals net sales by geographical region

(€ million)	Western Europe(1)	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets(2)	Change at constant exchange rates	Rest of the World(3)	Change at Constant exchange rates
Lantus®	421	+5.0%	1,986		+17.5%	468	+17.0%	130	+4.3%
Apidra®	47	+17.5%	55		+16.3%	35	+30.0%	15	+13.3%
Amaryl®	10	-16.7%	1		0.0%	142	+11.6%	29	-23.8%
Insuman®	40	-11.1%	1		0.0%	24	+42.1%	—	—
Blood glucose meters	29	+31.8%	—		—	1	0.0%	2	—
Lyxumia®	7	—	—		—	1	—	3	—
Other products	—	—	—		—	—	—	3	—
Total: Diabetes	554	+6.4%	2,043		+17.4%	671	+17.5%	182	+3.5%
Taxotere®	8	-42.9%	5		-83.3%	75	-25.5%	48	-20.6%
Jevtana®	72	+46.9%	42		+4.8%	17	+35.7%	1	0.0%
Eloxatin®	2	-33.3%	1		-93.3%	59	-3.1%	31	-2.8%
Thymoglobulin®	16	+6.7%	50		+4.0%	35	+54.2%	5	-14.3%
Mozobil®	16	0.0%	27		0.0%	6	+20.0%	2	0.0%
Zaltrap®	16	+275.0%	14		-30.0%	2	+100.0%	(1)	—
Other products	29	+3.6%	78		+12.5%	15	+13.3%	9	-10.0%
Total: Oncology	159	+22.5%	217		-12.5%	209	-3.4%	95	-12.9%
Cerezyme®	119	+5.3%	90		+6.8%	115	+14.5%	19	-8.3%
Myozyme® / Lumizyme®	130	-4.4%	64		+11.7%	46	+50.0%	14	+30.8%
Fabrazyme®	53	+29.3%	106		+14.4%	36	+70.8%	26	+42.9%
Aldurazyme®	32	+3.3%	16		+14.3%	31	+29.6%	7	+28.6%
Other products	21	+10.0%	40		-16.0%	25	-50.0%	33	+3.1%
Sub-total: Rare diseases	355	+4.4%	316		+6.8%	253	+30.9%	99	+14.4%
Aubagio®	38	—	131		+158.5%	3	—	3	—
LemtradaTM	10	—	—		—	—	—	1	—
Sub-total: Multiple sclerosis	48	—	131		+158.5%	3	—	4	—
Total: Genzyme	403	+18.9%	447		+29.0%	256	+32.7%	103	+18.6%
Plavix®	116	-13.4%	1	*	-80.0%	426	+6.1%	369	+9.8%
Lovenox®	451	+5.1%	61		-34.0%	283	+6.9%	42	-2.1%
Aprovel® / CoAprovel®	106	-45.1%	9	*	+50.0%	201	+1.4%	56	-15.9%
Renagel® / Renvela®	65	-4.4%	202		-10.6%	33	+18.8%	9	-10.0%
Allegra®	6	0.0%	—		—	3	-95.0%	110	-31.9%
Stilnox® / Ambien® / Myslee®	21	0.0%	34		-10.3%	32	0.0%	64	-25.3%
Depakine®	67	0.0%	—		—	117	-5.2%	7	0.0%
Synvisc® / Synvisc-One®	14	+16.7%	127		-9.0%	17	+26.7%	5	-40.0%
Tritace®	65	-5.8%	—		—	74	-3.6%	4	-40.0%
Multaq®	22	+4.8%	112		+10.4%	4	+25.0%	1	—
Lasix®	40	+8.1%	1		0.0%	25	+16.0%	15	-20.0%
Targocid®	41	-7.0%	—		—	31	-12.8%	3	-33.3%
Orudis®	10	-23.1%	—		—	71	+37.9%	2	0.0%
Cordarone®	12	-7.7%	—		—	36	+2.6%	17	-5.0%
Xatral®	19	0.0%	—		-100.0%	27	+3.4%	1	-100.0%
Actonel®	9	-18.2%	—		—	21	-8.0%	11	-18.8%
Auvi-QTM/AllerjectTM	1	-50.0%	21		+46.7%	—	—	4	+100.0%
Other prescription products	774	-7.1%	197		-19.1%	691	-7.6%	174	-16.8%
Total: Other prescription products	1,839	-7.7%	765		-12.0%	2,092	-2.1%	894	-10.2%
Consumer Health Care	361	0.0%	378		+20.4%	869	+35.6%	93	-19.1%
Generics	275	-2.8%	66		-35.5%	528	+84.7%	18	+40.0%
Total Pharmaceuticals	3,591	-1.0%	3,916		+8.2%	4,625	+14.7%	1,385	-7.4%

(1)         France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(2)         World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(3)         Japan, Canada, Australia and New Zealand.

*                 Sales of active ingredient to the entity majority-owned by BMS in the United States.

Human Vaccines (Vaccines) segment

In the first half of 2014, net sales for the Vaccines segment were €1,346 million, down 7.6% on a reported basis and 2.2% at constant exchange rates.

(€ million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	Change on a reported basis	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	495	563	-12.1%	-6.6%
Influenza Vaccines (including Vaxigrip® and Fluzone®)	194	172	+12.8%	+19.2%
Meningitis/Pneumonia Vaccines (including Menactra®)	171	203	-15.8%	-10.8%
Adult Booster Vaccines (including Adacel®)	164	209	-21.5%	-17.7%
Travel and Other Endemics Vaccines	178	172	+3.5%	+11.0%
Other Vaccines	144	138	+4.3%	+8.7%
Total Vaccines	1,346	1,457	-7.6%	-2.2%

Polio/Pertussis/Hib vaccines posted net sales down 6.6% at constant exchange rates at €495 million, on lower sales in Emerging Markets (-18.3% at constant exchange rates at €241 million, due to delays in shipments of Pentaxim®) and in Japan (-23.1% at constant exchange rates at €71 million, due to the end of the catch-up vaccination program that followed the launch of Imovax® in September 2012). These effects were partly offset by a strong performance in the United States (+40.7% at constant exchange rates, at €166 million) thanks to a resumption in supplies of Pentacel®.

Net sales of Influenza vaccines rose by 19.2% (at constant exchange rates) to €194 million, largely due to seasonal influenza vaccination campaigns in Emerging Markets (+14.3% at constant exchange rates, at €160 million), especially Brazil (+24.7% at constant exchange rates, at €110 million). Another positive factor was the performance in the United States (+110.0% at constant exchange rates, at €21 million).

Meningitis/Pneumonia vaccines posted net sales of €171 million, down 10.8% at constant exchange rates. The main adverse factor was the performance in Emerging Markets (-46.1% at constant exchange rates, at €37 million), which had enjoyed a particularly strong performance in the first half of 2013. Menactra® generated worldwide net sales of €153 million, down 3.0% at constant exchange rates.

Net sales of Adult Booster Vaccines slipped by 17.7% at constant exchange rates to €164 million, reflecting temporary limitations on supplies in the United States and lower sales of vaccines against diphtheria, tetanus and polio in Europe.

Net sales of Travel and Other Endemics vaccines were up 11.0% at constant exchange rates at €178 million, driven by good performances for typhoid and hepatitis A vaccines.

Sales generated by Sanofi Pasteur MSD, the joint venture with Merck & Co., Inc. in Europe (which are not consolidated by Sanofi), amounted to €313 million in the first half of 2014, down 6.1% on a reported basis. Sales of Gardasil® decreased by 15.2% on a reported basis to €87 million. Zostavax® posted strong growth in net sales to €27 million, compared with €1 million in the first half of 2013.

2014 first-half Vaccines net sales by geographical region

(€ million)	Western Europe(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets(2)	Change at constant exchange rates	Rest of the World(3)	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	12	-29.4%	166	+40.7%	241	-18.3%	76	-22.5%
Influenza Vaccines (including Vaxigrip® and Fluzone®)	1	0.0%	21	+110.0%	160	+14.3%	12	+7.1%
Meningitis/Pneumonia Vaccines (including Menactra®)	—	-100.0%	131	-12.4%	37	-46.1%	3	+33.3%
Adult Booster Vaccines (including Adacel®)	16	-56.4%	123	-9.2%	19	-4.8%	6	-14.3%
Travel and Other Endemics Vaccines	13	+62.5%	46	+20.0%	94	+3.1%	25	+11.1%
Other vaccines	1	—	132	+8.6%	5	0.0%	6	+25.0%
Total Vaccines	43	-36.8%	619	+14.5%	556	-10.5%	128	-12.0%

(1)         France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(2)         World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(3)         Japan, Canada, Australia and New Zealand.

Animal Health segment

Net sales for the Animal Health business for the first half of 2014 were €1,054 million, down 2.7% on a reported basis and up 2.2% at constant exchange rates.

(€ million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	Change on a reported basis	Change at constant exchange rates
Companion animals	689	697	-1.1%	+3.0%
Production animals	365	386	-5.4%	+0.8%
Total Animal Health	1,054	1,083	-2.7%	+2,2%
Of which Frontline® and other fipronil products	340	364	-6.6%	-2.5%
Of which NexGardTM	58	—	—	—
Of which Vaccines	334	361	-7.5%	-2.5%
Of which avermectin products	212	245	-13.5%	-8.6%
Of which other products	110	113	-2.7%	+1.8%

Net sales for the Companion Animals franchise increased by 3.0% at constant exchange rates to €689 million. Sales of Frontline®/fipronil products were resilient (-2.5% at constant exchange rates at €340 million), while the new product NexGardTM, launched in the United States and several European countries during the first half of 2014, generated net sales of €58 million (of which the United States accounted for €53 million).

Net sales for the Production Animals franchise were virtually unchanged (+0.8% at constant exchange rates) at €365 million.

2014 first-half Animal Health net sales by geographical region

(€ million)	Western Europe(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets(2)	Change at constant exchange rates	Rest of the World(3)	Change at constant exchange rates
Frontline® and other fipronil products	112	0.0%	164	-9.0%	46	+10.6%	18	+17.6%
NexgardTM	4	—	53	—	—	—	1	—
Vaccines	88	-3.3%	72	-1.3%	166	-3.2%	8	+11.1%
Avermectin products	28	-3.6%	124	-12.8%	25	0.0%	35	-2.5%
Other animal health products	40	0.0%	36	-9.8%	27	+34.8%	7	-25.0%
Total Animal Health	272	0.0%	449	+3.3%	264	+2.5%	69	+2.7%

(1)         France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(2)         World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(3)         Japan, Canada, Australia and New Zealand.

C.3.1.2. Net sales by geographical region

(€ million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	Change on a reported basis	Change at constant exchange rates
Emerging Markets(1)	5,445	5,388	+1.1%	+11.0%
of which Eastern Europe and Turkey	1,239	1,319	-6.1%	+4.7%
of which Asia (excl. Pacific region)	1,519	1,525	-0.4%	+5.4%
of which Latin America	1,618	1,411	+14.7%	+32.3%
of which Africa	486	531	-8.5%	-2.4%
of which Middle East	520	538	-3.3%	+0.9%
United States	4,984	4,797	+3.9%	+8.5%
Western Europe(2)	3,906	3,958	-1.3%	-1.5%
Rest of the World(3)	1,582	1,919	-17.6%	-7.4%
of which Japan	1,062	1,284	-17.3%	-7.6%
Total	15,917	16,062	-0.9%	+4.9%

(1)         World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(2)         France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(3)         Japan, Canada, Australia and New Zealand.

Net sales in Emerging Markets reached €5,445 million, up 11.0% at constant exchange rates. Stripping out the Generics business in Brazil, year-on-year growth was 6.5% at constant exchange rates, driven by Diabetes (+17.5% at constant exchange rates), Genzyme (+32.7% at constant exchange rates) and Consumer Health Care (+35.6% at constant exchange rates). Latin America saw a surge in net sales (+32.3% at constant exchange rates), largely propelled by the performance in Brazil (+69.5% at constant exchange rates, at €746 million) on the back of a recovery in generics sales. Excluding generics, net sales in Brazil were up 19.1% at constant exchange rates on good performances in Diabetes, Vaccines and Consumer Health Care. In China, net sales reached €778 million, up 11.9% at constant exchange rates; this figure reflects fine performances in Diabetes, Consumer Health Care and Generics, but also lower vaccines sales due largely to delays in shipments of Pentaxim®. Sales in Russia were €410 million, up 8.9% at constant exchange rates, driven by Consumer Health Care.

In the United States, net sales rose by 8.5% at constant exchange rates to €4,984 million. Positive factors included: strong performances for Diabetes (+17.4% at constant exchange rates), Genzyme (+29.0% at constant exchange rates) and Vaccines (+14.5% at constant exchange rates); growth in Consumer Health Care that reached 20.4% at constant exchange rates, boosted by Nasacort® switching to the over-the-counter market; and the launch of NexGardTM, a new animal health product. These factors more than offset lower sales in Generics (-35.5% at constant exchange rates), Oncology (-12.5% at constant exchange rates) and other prescription products (-12.0% at constant exchange rates).

Net sales in Western Europe fell by 1.5% at constant exchange rates to €3,906 million, hit by ongoing generic competition for Aprovel® (-45.1% at constant exchange rates), though the impact was cushioned by the Genzyme business (+18.9% at constant exchange rates) and Diabetes (+6.4% at constant exchange rates) and the recently-launched oncology products Jevtana® and Zaltrap®.

In the Rest of the World, net sales were down 7.4% at constant exchange rates at €1,582 million. In Japan, net sales were €1,062 million (-7.6% at constant exchange rates), reflecting the negative effects of generic competition on sales of Allegra® (-32.2% at constant exchange rates) and Myslee® (-26.0% at constant exchange rates), plus lower sales of the Imovax® vaccine.

C.3.2. Other revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, decreased by 14.9% to €154 million (versus €181 million in the first half of 2013), reflecting the fact that Amgen ceased paying royalties on sales of Enbrel® in the United States in the first quarter of 2013.

C.3.3. Gross profit

Gross profit amounted to €10,947 million in the first half of 2014 (68.8% of net sales), compared with €11,022 million in the first half of 2013 (68.6% of net sales). This represents a year-on-year decrease of 0.7%, but also an increase of 0.2 of a point in the gross margin ratio.

The gross margin ratio for the Pharmaceuticals segment increased by 0.7 of a point to 71.0%, reflecting both a decline in license revenues (0.3 of a point) and an improvement in the ratio of cost of sales to net sales (1.0 point); this latter development was due in particular to the recovery of generics sales in Brazil and to wider margins in the Genzyme business.

The gross margin ratio for the Vaccines segment fell by 4.1 points to 49.0% due to an unfavorable product mix.

The gross margin ratio for the Animal Health segment fell by 3.8 points to 65.5% due to an unfavorable product mix.

C.3.4. Research and development expenses

Research and development (R&D) expenses came to €2,327 million, versus €2,342 million in the first half of 2013, representing 14.6% of net sales in both periods. Overall, R&D expenses fell by €15 million or 0.6% year-on-year, including favorable exchange rate effects.

In the Pharmaceuticals segment, R&D expenses rose by €17 million (0.8%), reflecting investments in the late stage clinical portfolio (mainly monoclonal antibodies).

R&D expenses for the Vaccines segment fell by €19 million (7.6%) year-on-year, due in particular to the completion of clinical trials for the dengue vaccine.

In the Animal Health segment, R&D expenses were reduced by €13 million (15.3%) year-on-year, reflecting a favorable phasing of expenses over the first half of the year.

C.3.5. Selling and general expenses

Selling and general expenses totaled €4,333 million, versus €4,446 million in the first half of 2013, a fall of €113 million (2.5%) including favorable exchange rate effects. They represented 27.2% of net sales, against 27.7% in the first half of 2013.

The Pharmaceuticals business reported a reduction of €80 million (2.1%) thanks to favorable exchange rate effects, despite investments in new product launches.

In the Vaccines business, selling and general expenses fell by €30 million or 10.0%.

Selling and general expenses for the Animal Health business decreased by €3 million or 0.9%.

C.3.6. Other operating income and expenses

Other operating income for the first half of 2014 was €116 million (versus €347 million for the first half of 2013), while other operating expenses were €87 million (versus €177 million for the first half of 2013).

Overall, other operating income and expenses represented net income of €29 million in the first half of 2014, versus net income of €170 million in the first half of 2013. This €141 million decrease was largely attributable to the €165 million gain in the first half of 2013 on the sale to Covis Pharma of commercial rights to certain pharmaceutical products in the United States.

C.3.7. Amortization of intangible assets

Amortization charged against intangible assets amounted to €1,301 million in the first half of 2014, versus €1,543 million in the first half of 2013. The year-on-year fall of €242 million was mainly due to a reduction in the amortization charged against intangible assets recognized on the acquisition of Aventis (€507 million in the first half of 2014, versus €680 million in the first half of 2013) and the acquisition of Genzyme (€420 million in the first half of 2014, versus €468 million in the first half of 2013), reflecting the end of the life cycles of some products — mainly Actonel®, Lovenox® and Renagel®/Renvela® — and to a lesser extent, favorable exchange rate effects.

C.3.8. Impairment of intangible assets

This line showed impairment losses of €74 million charged against intangible assets in the first half of 2014, compared with €440 million in the first half of 2013.

Impairment losses charged in the first half of 2014 related mainly to the discontinuation of R&D projects: Retinostat® and the vaccine against Pseudomonas aeruginosa (in collaboration with KaloBios).

In the first half of 2013, impairment losses mainly comprised the €384 million loss booked on the discontinuation of the R&D project for iniparib in non-small cell lung cancer and ovarian cancer.

C.3.9. Fair value remeasurement of contingent consideration liabilities

Fair value remeasurements of contingent consideration liabilities recognized in accordance with the revised IFRS 3 represented an expense of €132 million in the first half of 2014, versus €117 million in the first half of 2013. This expense relates primarily to the contingent value rights (CVRs) issued in connection with the Genzyme acquisition and to contingent consideration payable to Bayer as a result of a transaction completed by Genzyme before it was acquired by Sanofi (see Note B.11. to the condensed half-year consolidated financial statements). In the first half of 2013, this line also included contingent consideration related to the TargeGen acquisition, the fair value of which reduced to zero at the end of 2013 following discontinuation of the fedratinib project.

C.3.10. Restructuring costs

Restructuring costs amounted to €135 million in the first half of 2014, compared with €159 million in the first half of 2013, and mainly comprised employee-related costs arising from plans to adjust headcount in Europe and North America.

C.3.11. Other gains and losses, and litigation

Nothing was recorded on this line in either the first half of 2014 or the first half of 2013.

C.3.12. Operating income

Operating income for the first half of 2014 was €2,674 million, compared with €2,145 million for the first half of 2013, an increase of 24.7%, mainly reflecting the decrease in amortization and impairment charged against intangible assets.

C.3.13. Financial income and expenses

Net financial expense for the period was €135 million, versus €277 million for the first half of 2013, a decrease of €142 million.

Financial expenses directly related to net debt (defined as short-term and long-term debt, plus related interest rate and currency derivatives, minus cash and cash equivalents) were €144 million, compared with €170 million in the first half of 2013. This year-on-year decrease mainly reflects a fall in the average borrowing rate.

Gains on disposals of non-current financial assets amounted to €81 million (versus €4 million in the first half of 2013), and arose mainly on the sale by Genzyme of its equity interest in Isis Pharmaceuticals.

Net financial expense also includes a gain of €35 million arising on the acquisition of Alnylam shares in February 2014.

C.3.14. Income before tax and associates and joint ventures

Income before tax and associates and joint ventures for the first half of 2014 totaled €2,539 million, compared with €1,868 million for the first half of 2013, an increase of 35.9%.

C.3.15. Income tax expense

Income tax expense was €624 million in the first half of 2014, versus €351 million a year earlier. The year-on-year increase was mainly due to the higher level of income before tax and associates and joint ventures.

The level of income tax expense is impacted by substantial positive tax effects relating to amortization and impairment of intangible assets and to restructuring costs. These effects totaled €477 million and €44 million respectively in the first half of 2014, versus €670 million and €57 million respectively in the first half of 2013, resulting in a €206 million increase year-on-year in the tax charge.

For interim accounting periods, Sanofi applies an estimated effective tax rate to business operating income, in accordance with IAS 34. The effective tax rate based on business net income(1) was 25.0% in the first half of 2014, versus 24.0% in the first half of 2013 and for 2013 as a whole. This increase in the effective tax rate reflects the favorable impact of ongoing proceedings with the tax authorities in several countries on 2013 first-half and full-year effective tax rates.

(1)         Calculated on the basis of business operating income minus net financial expenses, and before (i) the share of profit/loss of associates and joint ventures and (ii) net income attributable to non-controlling interests.

C.3.16. Share of profit/loss of associates and joint ventures

The share of profit/loss of associates and joint ventures for the first half of 2014 was €7 million, versus €4 million for the comparable period of 2013.

Since the start of April 2014, this line item has included Sanofi’s share of Regeneron’s profits, including our share of amortization charged against fair value remeasurements of Regeneron’s intangible assets. This line item also includes Sanofi’s share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance, which fell by 26.7% to €11 million (versus €15 million in the first half of 2013), reflecting the ongoing decline of Plavix® sales in the United States due to loss of exclusivity and competition from generics.

C.3.17. Net income

Net income for the first half of 2014 was €1,922 million, versus €1,521 million for the first half of 2013.

C.3.18. Net income attributable to non-controlling interests

Net income attributable to non-controlling interests for the first half of 2014 amounted to €61 million, against €84 million for the first half of 2013. This line mainly comprises the share of pre-tax profits paid to BMS from territories managed by Sanofi (€57 million, versus €77 million in the first half of 2013); the year-on-year fall was directly related to competition from generics of clopidogrel (the active ingredient of Plavix®) and of irbesartan (the active ingredient of Aprovel®) in Europe.

C.3.19. Net income attributable to equity holders of Sanofi

Net income attributable to equity holders of Sanofi amounted to €1,861 million in the first half of 2014, compared with €1,437 million in the first half of 2013.

Basic earnings per share (EPS) came to €1.41, 29.4% higher than the 2013 first-half figure of €1.09, based on an average number of shares outstanding of 1,317.2 million in the first half of 2014 and 1,323.9 million in the first half of 2013. Diluted EPS was €1.40, versus €1.07 for the first half of 2013, based on a number of shares after dilution of 1,333.8 million in the first half of 2014 and 1,340.5 million in the first half of 2013.

C.3.20. Business operating income

Business operating income (refer to the appendix in section F. for a definition) amounted to €4,290 million in the first half of 2014 versus €4,345 million in the first half of 2013, a decrease of 1.3%. Business operating income represented 27.0% of net sales, versus 27.1% in the first half of 2013.

The table below shows trends in business operating income by business segment for the first half of 2014 and the first half of 2013:

(€ million)	June 30, 2014	June 30, 2013(1)
Pharmaceuticals	3,838	3,765
Vaccines	166	227
Animal Health	294	319
Other	(8)	34
Business operating income	4,290	4,345

(2)         Includes the impact of first-time application of IFRIC 21.

C.3.21. Business net income

Business net income (refer to the appendix in section F. for a definition) amounted to €3,084 million in the first half of 2014 versus €3,077 million in the first half of 2013, an increase of 0.2%. It represented 19.4% of net sales, compared with 19.2% in the first half of 2013.

Business EPS for the first half of 2014 was €2.34, versus €2.32 for the first half of 2013 (up 0.9%), based on an average number of shares outstanding of 1,317.2 million in the first half of 2014 versus 1,323.9 million in the first half of 2013.

C.4. CONSOLIDATED STATEMENT OF CASH FLOWS

Condensed consolidated statement of cash flows

(€ million)	June 30, 2014	June 30, 2013
Net cash provided by / (used in) operating activities	2,534	2,025
Net cash provided by / (used in) investing activities	(2,152)	(655)
Net cash provided by / (used in) financing activities	(4,339)	(3,525)
Impact of exchange rates on cash and cash equivalents	6	(45)
Net change in cash and cash equivalents — (decrease) / increase	(3,951)	(2,200)

Net cash provided by operating activities came to €2,534 million in the first half of 2014, against €2,025 million in the first half of 2013.

Operating cash flow before changes in working capital for the first half of 2014 was €3,211 million, versus €2,909 million in the first half of 2013, reflecting improved first-half results. Working capital requirements rose by €677 million during the first half of 2014, compared with a rise of €884 million a year earlier; this favorable trend was mainly due to the fact that accounts receivable and inventories increased by less during the first half of 2014.

Net cash used in investing activities totaled €2,152 million in the first half of 2014, compared with €655 million in the first half of 2013.

Acquisitions of property, plant and equipment and intangible assets amounted to €637 million (versus €728 million in the first half of 2013); the main items were investments in industrial and research facilities (€484 million), together with contractual payments for intangible rights under license and collaboration agreements (€108 million).

Acquisitions of investments in the period amounted to €1,679 million, net of cash acquired and after including assumed liabilities and commitments; the main items were acquisitions of equity interests in Regeneron and Alnylam. In the first half of 2013, acquisitions of investments totaled €273 million, net of cash acquired and after including assumed liabilities and commitments; the main items were the acquisitions of Genfar and Dosch, and payments of contingent consideration relating to the acquisition of Genzyme.

After-tax proceeds from disposals amounted to €182 million in the first half of 2014, and arose mainly from the sale of the equity interest in Isis Pharmaceuticals and a payment from Tolmar for the transfer of U.S. rights in respect of Eligard®. In the first half of 2013, after-tax proceeds from disposals amounted to €308 million, mainly on the sale to Covis Pharma of commercial rights to five pharmaceutical products in the United States and disposals of property, plant and equipment in the United States and France.

Net cash used in financing activities amounted to €4,339 million in the first half of 2014, compared with €3,525 million in the first half of 2013. The 2014 first-half figure includes net external funding raised (net change in short-term and long-term debt) of €115 million (compared with €272 million in the first half of 2013), the Sanofi dividend payout of €3,676 million (versus €3,638 million in the first half of 2013), and the acquisition of treasury shares for €1,012 million.

The net change in cash and cash equivalents in the first half of 2014 was a decrease of €3,951 million, compared with a decrease of €2,200 million in the first half of 2013.

C.5. CONSOLIDATED BALANCE SHEET

Total assets were €90,720 million as of June 30, 2014, versus €96,055 million as of December 31, 2013 (including the impact of first-time application of IFRIC 21), a reduction of €5,335 million.

Debt, net of cash and cash equivalents as of June 30, 2014 was €10,194 million, compared with €6,043 million as of December 31, 2013. Sanofi defines “debt, net of cash and cash equivalents” as (i) the sum total of short-term debt, long-term debt and interest rate and currency derivatives used to hedge debt, minus (ii) the sum total of cash and cash equivalents and interest rate and currency derivatives used to hedge cash and cash equivalents. The gearing ratio (a non-GAAP financial measure that we define as the ratio of debt, net of cash and cash equivalents, to total equity) rose from 10.6% as of December 31, 2013 to 19.7% as of June 30, 2014. Analyses of debt as of June 30, 2014 and December 31, 2013 are provided in Note B.9. to the condensed half-year consolidated financial statements.

The Group considers that future cash flows generated by its operating activities will be sufficient to repay its debt.

The financing arrangements in place as of June 30, 2014 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.

Other key movements in the balance sheet are described below.

Total equity stood at €51,767 million as of June 30, 2014, versus €57,033 million as of December 31, 2013. This decrease mainly reflects the following factors:

•      reductions: distributions to shareholders (Sanofi dividend payout for the 2013 financial year of €3,676 million), the impact of changing the consolidation method used for the equity interest in Regeneron (€2,611 million), and acquisitions of treasury shares (€1,012 million);

•      increases: net income for the first half of 2014 (€1,922 million).

As of June 30, 2014, Sanofi held 8.7 million of its own shares, representing 0.7% of the share capital, and recorded as a deduction from equity.

Goodwill and other intangible assets, representing a combined value of €51,675 million, fell by €854 million, primarily as a result of the following factors:

•      reductions: amortization and impairment losses recognized during the period (€1,418 million).

•      increases: acquisitions of other intangible assets (€167 million) and currency translation differences on assets denominated in foreign currencies (€337 million, mainly related to the U.S. dollar).

Provisions and other non-current liabilities (€9,066 million) increased by €331 million, mainly due to a net increase of €465 million in provisions for pensions and other post-employment benefits (primarily as a result of movements in actuarial gains and losses on defined-benefit plans).

Net deferred taxes represented a net asset of €169 million, compared with a net liability of €916 million as of June 30, 2013. The year-on-year movement of €1,085 million was mainly due to reversals of deferred tax liabilities on the remeasurement of acquired intangible assets (€371 million), the impact of switching to the equity method in accounting for the investment in Regeneron (€294 million), and movements in provisions for pensions and other post-employment benefits (€173 million).

Liabilities related to business combinations and to non-controlling interests (€1,083 million) rose by €175 million, mainly as a result of fair value remeasurements of the contingent consideration payable to Bayer in connection with a transaction completed by Genzyme before it was acquired by Sanofi.

D/ Risk factors and related party transactions

D.1. RISK FACTORS

The risk factors to which Sanofi is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission on March 7, 2014. The nature of these risks has not significantly changed during the first half of 2014. These risks may materialize during the second half of 2014 or during subsequent periods.

D.2. RELATED PARTY TRANSACTIONS

The principal related party transactions are defined in Note D.33. to the consolidated financial statements included at item 18, page F-107 of our Annual Report on Form 20-F for the year ended December 31, 2013(1).

For a description of the principal transactions and balances in the first half of 2014 between the Group and certain of its associates and joint ventures that are regarded as related parties, refer to Note B.5. to the condensed half-year consolidated financial statements. In the first half of 2014, the Group has not entered into any transactions with any key management personnel. Financial relations with the Group’s principal shareholders fall within the ordinary course of business and were immaterial in the first half of 2014.

E/ Outlook

Given our financial performance in the first half of 2014 and despite increasing U.S. competitive pressure at the payor level, we anticipate our 2014 full-year business earnings per share(1) will be 6% to 8% higher than in 2013 at constant exchange rates, barring major unforeseen events.

Business net income(2) for the year ended December 31, 2013 amounted to €6,686 million (including the impact of retrospective application of IFRIC 21), giving business earnings per share of €5.05.

This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information. It draws upon assumptions defined by Sanofi and its subsidiaries, in particular regarding the following factors:

•                  trends in exchange rates and interest rates;

•                  growth in the national markets in which we operate;

•                  healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceutical industry;

•                  developments in the competitive environment, in terms of innovative products and the introduction of generics;

•                  respect by others for our intellectual property rights;

•                  progress on our research and development programs;

•                  the impact of our operating cost control policy, and trends in our operating costs;

•                  the average number of shares outstanding.

Some of the information, assumptions and estimates concerned are derived from or based, in whole or in part, on judgments and decisions made by Sanofi management that may be liable to change or adjustment in future.

(1)         This report is available on our website: www.sanofi.com.

(2)         Refer to the appendix in section F for a definition.

Forward-Looking Statements

This document contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the Securities and Exchange Commission (SEC) and the Autorité des marchés financiers (AMF) made by Sanofi, including those listed under “Risk Factors”(1) and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. For an update on litigation, refer to Note B.14. “Legal and arbitral proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2014, section “A.4.1. Legal and arbitral proceedings” and section “D. Principal risk factors and uncertainties” on pages 5 and 30 respectively of the half-year management report.

Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

(1)         Refer to pages 4 to 17 of our Annual Report on Form 20-F for the year ended December 31, 2013, which is available on our website: www.sanofi.com.

F/ Appendix — Definition of financial indicators

F.1. NET SALES ON A CONSTANT STRUCTURE BASIS AND AT CONSTANT EXCHANGE RATES

F.1.1. Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, we exclude the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.

Reconciliation of 2014 first-half reported net sales to net sales at constant exchange rates

(€ million)	June 30, 2014
Reported net sales for the first half of 2014	15,917
Effect of exchange rates	940
Net sales at constant exchange rates for the first half of 2013	16,857

F.1.2. Net sales on a constant structure basis

When we refer to changes in our net sales “on a constant structure basis”, we eliminate the effect of changes in structure by restating the net sales for the previous period as follows:

•             by including sales generated by entities or product rights acquired in the current period for a portion of the previous period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•             similarly, by excluding sales for a portion of the previous period when we have sold an entity or rights to a product in the current period;

•             for a change in consolidation method, by recalculating the previous period on the basis of the method used for the current period.

F.2. BUSINESS NET INCOME

We report segment results on the basis of “Business Operating Income”. This indicator, adopted in compliance with IFRS 8, is used internally to measure operational performance and to allocate resources. “Business Operating Income” is derived from Operating income, adjusted as follows:

•             the amounts reported in the line items Restructuring costs, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•             amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•             the share of profits/losses of associates and joint ventures is added;

•             the share attributable to non-controlling interests is deducted;

•             other acquisition-related effects (primarily, the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated; and

•             restructuring costs relating to associates and joint ventures are eliminated.

“Business net income” is defined as Net income attributable to equity holders of Sanofi, determined under IFRS, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets; (iii) fair value remeasurement of contingent consideration liabilities; (iv) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (v) restructuring costs (including restructuring costs relating to associates and joint ventures), (vi) other gains and losses, and litigation; (vii) the tax effect related to the items listed above; as well as (viii) the effects of major tax disputes and the tax on dividends distributed to Sanofi shareholders; and (ix) the share of non-controlling interests in items (i) through (viii). Items (i), (ii), (iii) and (v) correspond to those reported in the income statement line items Amortization of intangible assets, Impairment of intangible assets, Fair value remeasurement of contingent consideration liabilities and Restructuring costs.

We also report “business earnings per share” (“business EPS”), a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.

G/ Appendix — Research & development pipeline

Registration

N **Toujeo® (U300)** Insulin glargine Type 1+2 diabetes, U.S., EU	**Lemtrada™ (alemtuzumab)** Anti-CD52 mAb Multiple sclerosis, U.S.	**Quadracel®** Diphtheria, tetanus, pertussis & polio vaccine; 4-6 y of age
	N **Cerdelga™ (eliglustat tartrate)** Glucosylceramide synthetase inhibitor Gaucher disease, U.S., EU	**Fluzone® QIV ID** Quadrivalent inactivated influenza vaccine intradermal

Phase III

LixiLan lixisenatide + insulin glargine Fixed-Ratio / Type 2 diabetes	N **alirocumab** Anti-PCSK-9 mAb Hypercholesterolemia	**Dengue** Mild-to-severe dengue fever vaccine
N **Lyxumia® (lixisenatide)** GLP-1 agonist Type 2 diabetes, U.S.	**Kynamro® (mipomersen)** Apolipoprotein B-100 antisense Severe HeFH, U.S.	**Clostridium difficile** Toxoid vaccine
N **sarilumab** Anti-IL-6R mAb Rheumatoid arthritis	**Jevtana® (cabazitaxel)** Metastatic prostate cancer (1L)	**PR5i** DTP-HepB-Polio-Hib Pediatric hexavalent vaccine
N **patisiran SAR438037** mRNA inhibitor Familial amyloid polyneuropathy	**SYNVISC-ONE®** Medical device Pain in hip OA	**VaxiGrip® QIV IM** Quadrivalent inactivated influenza vaccine

Phase II

N **dupilumab** Anti-IL4Rα mAb Atopic dermatitis; Asthma; Nasal polyposis	N **SAR391786** Anti-GDF8 mAb Sarcopenia	**Rotavirus** Live attenuated tetravalent Rotavirus oral vaccine
N **SAR339658** Anti-VLA 2 mAb Multiple sclerosis	N **SAR650984** Anti-CD38 naked mAb Multiple myeloma	**Rabies VRVg** Purified vero rabies vaccine
N **SAR156597** IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis	N **SAR3419** Maytansin-loaded anti-CD19 mAb B-cell refractory/relapsed malignancies	**Meninge ACYW conj.** 2nd generation meningococcal conjugate infant vaccine
N **SAR438714** (ALN-TTRsc) RNAi Familial amyloid cardiomyopathy	N Combination **SAR245409** (XL765) **/ MSC1936369B** Oral dual inhibitor of PI3K & mTOR / pimasertib Ovarian cancer	**Tuberculosis** Recombinant subunit vaccine
sarilumab Anti-IL-6R mAb Uveitis	N Combination **ferroquine / OZ439** Antimalarial Malaria	
N **fresolimumab** TGFβ antagonist Focal segmental glomerulosclerosis	N **SAR279356** (F598) Anti-PNAG mAb Serious infections